SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement - Continuing Connected Transactions, dated November 6, 2009	A-1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: November 9, 2009	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

Telecommunications Services Cooperation Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company and CMCC entered into the Telecommunications Services Cooperation Agreement on 6 November 2009, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its operating subsidiaries (including TieTong and its operating subsidiaries) on the other will provide subscriber development services to each other by utilising their respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and will cooperate in the provision of Basic Telecommunications Services and Value-Added Telecommunications Services to subscribers of the other party, with a view to achieving integrated development of mobile telecommunications and fixed-line telecommunications services and enjoying the synergies created by complementing the services provided by the Company and CMCC and their respective operating subsidiaries.

The aggregate amount of charges receivable by the Company for the services to be provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for each of the years ending 31 December 2009 and 2010 are expected to be below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules.

The aggregate amount of charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for each of the years ending 31 December 2009 and 2010 are expected not to exceed RMB1,200 million (equivalent to approximately HK$1,363 million) and RMB1,600 million (equivalent to approximately HK$1,817 million), respectively. Accordingly, these amounts are set as the annual caps for the amount payable by the Company under the Telecommunications Services Cooperation Agreement for each of the years ending 31 December 2009 and 2010.

Renewal of the Tripartite Agreement

Reference is made to the announcement of the Company dated 13 November 2008 where the Company announced that the Company had entered into the Tripartite Agreement with CMCC and TieTong on 13 November 2008, pursuant to which the rights and obligations of CMCC under a series of interconnection settlement agreements entered into between CMCC and TieTong from January 2002 to December 2007 were transferred to the Company. The Tripartite Agreement shall expire on 31 December 2009, and unless the parties agree otherwise, the Tripartite Agreement shall automatically be renewed for periods of one year. In view of the expiration of the Tripartite Agreement on 31 December 2009, the parties have agreed to renew the Tripartite Agreement on 6 November 2009 for a term of one year commencing on 1 January 2010.

The aggregate amount of settlement charges receivable by the Company from TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2010 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

It is expected that the aggregate amount of settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2010 will not exceed RMB480 million (equivalent to approximately HK$545 million). Accordingly, this amount is set as the annual cap for the settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2010.

Renewal of the Network Capacity Leasing Agreement

Reference is made to the announcement of the Company dated 29 December 2008 where the Company announced that, in preparation for the TD-SCDMA business and to better utilise the resources of CMCC, the Company had entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008, pursuant to which the Company and its operating subsidiaries lease the TD Network Capacity from CMCC and pay Leasing Fees to CMCC. The term of the Network Capacity Leasing Agreement is one year commencing from 1 January 2009. Unless the parties agree otherwise, the Network Capacity Leasing Agreement shall automatically be renewed for periods of one year. In view of the expiration of the Network Capacity Leasing Agreement on 31 December 2009, the parties have agreed to renew the Network Capacity Leasing Agreement on 6 November 2009 for a term of one year commencing on 1 January 2010.

The amount of Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2010 is expected not to exceed RMB2,000 million (equivalent to approximately HK$2,271 million). Accordingly, this amount is set as the annual cap for the transaction contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2010.

Listing Rules Implications

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of each of the annual caps for the amount payable by the Company under the Telecommunications Services Cooperation Agreement, the amount payable by the Company under the Tripartite Agreement (as renewed) and the Leasing Fees payable by the Company under the Network Capacity Leasing Agreement (as renewed) are on an annual basis, above 0.1% but below 2.5%, the transactions contemplated under each of the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) are subject to the reporting and announcement requirements only and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

Details of the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

BACKGROUND

The board of directors (the “Board”) announces that on 6 November 2009, China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) and China Mobile Communications Corporation (“CMCC”), the ultimate controlling shareholder of the Company holding indirectly approximately 74.28% of the total issued and outstanding share capital of the Company, have entered into a new telecommunication services cooperation agreement (the “Telecommunications Services Cooperation Agreement”).

On the same day, the Company, CMCC and China TieTong Telecommunications Corporation (“TieTong”), a wholly-owned subsidiary of CMCC, have agreed to renew the tripartite agreement dated 13 November 2008 (the “Tripartite Agreement”) for a term of one year commencing on 1 January 2010. The Company and CMCC have further agreed to renew the TD network capacity leasing agreement dated 29 December 2008 (the “Network Capacity Leasing Agreement”) for a term of one year commencing on 1 January 2010 on the same day.

Details of each of the agreements are set out below.

TELECOMMUNICATION SERVICES COOPERATION AGREEMENT

Background

The Group is the leading mobile telecommunications services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong.

TieTong is a fixed-line telecommunications operators in China. Pursuant to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the People’s Republic of China on 24 May 2008, TieTong became a wholly-owned subsidiary of CMCC.

The restructuring of the telecommunications industry in China has resulted in changes in the competitive environment of the telecommunications industry and has posed challenges to the development of the Group’s business. In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company and CMCC entered into the Telecommunications Services Cooperation Agreement on 6 November 2009, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its operating subsidiaries (including TieTong and its operating subsidiaries) on the other will provide subscriber development services to each other by utilising their respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and will cooperate in the provision of basic telecommunications services and value-added telecommunications services to subscribers of the other party, with a view to achieving integrated development of mobile telecommunications and fixed- line telecommunications services and enjoying the synergies created by complementing the services provided by the Company and CMCC and their respective operating subsidiaries.

The Telecommunications Services Cooperation Agreement shall expire on 31 December 2010. Upon expiry of the term of the Telecommunications Services Cooperation Agreement, the agreement may be renewed for further terms of one year automatically if the parties so wish.

Agency Services

Pursuant to the Telecommunications Services Cooperation Agreement, each party shall provide subscriber development services to the other party, including but not limited to installation and maintenance services, sales services, tariff collection services, business enquiries and other customer services to subscribers of the other party by utilising its existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units (collectively, the “Agency Services”).

The service fees payable by the Company and CMCC shall be determined with reference to market prices after taking into consideration the actual volume of Agency Services provided by the other party and performance indicators such as total sales being recognised and additional number of subscribers acquired as a result of the provision of Agency Services by the other party.

Business Cooperation

In addition, pursuant to the Telecommunications Services Cooperation Agreement, the Company and CMCC and their respective operating subsidiaries shall cooperate in the provision of basic telecommunications services (such as fixed-line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) (the “Basic Telecommunications Services”) and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) (the “Value-Added Telecommunications Services”), to subscribers of the other party by integrating and bundling its Basic Telecommunications Services and Value-Added Telecommunications Services with the services of the other party and providing necessary number and licence resources support to the other party, so as to enable the other party to offer a complete telecommunications solution to its subscribers.

The charges under the Telecommunications Services Cooperation Agreement are payable on a monthly basis in cash. The charges payable by the Company and CMCC are determined with reference to the following pricing principles after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided by them and the resources and investment contributed by them:

•	the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The aggregate amount of charges receivable by the Company for the services to be provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for each of the years ending 31 December 2009 and 2010 are expected to be below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

For the period from 1 January 2009 to the date of this announcement, the aggregate amount of charges payable by the Company for the Agency Services provided by CMCC and its operating subsidiaries and the business cooperation with CMCC and its operating subsidiaries was approximately RMB385 million (equivalent to approximately HK$437 million), which is below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. The Agency Services have only been provided, and the business cooperation has only been carried out, in a limited scale in the first ten months of 2009. The Company expects that the charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries will increase substantially in November 2009 and December 2009, which is principally attributable to the significant increase in marketing and sales activities during such peak season and that the Agency Services and business cooperation will only be implemented and carried out in full scale after the entering into of the Telecommunications Services Cooperation Agreement.

The aggregate amount of charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for each of the years ending 31 December 2009 and 2010 are expected not to exceed RMB1,200 million (equivalent to approximately HK$1,363 million) and RMB1,600 million (equivalent to approximately HK$1,817 million), respectively. Accordingly, these amounts are set as the annual caps for the amount payable by the Company under the Telecommunications Services Cooperation Agreement for each of the years ending 31 December 2009 and 2010.

The directors (including independent non-executive directors) of the Company (the “Directors”) are of the view that the Telecommunications Services Cooperation Agreement was entered into after arm’s length negotiation between the Company and CMCC and reflects normal commercial terms. The Directors are also of the view that the transactions under the Telecommunications Services Cooperation Agreement are in the ordinary and usual course of business of the Company and the terms of, and the proposed annual caps for, the Telecommunications Services Cooperation Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

RENEWAL OF THE TRIPARTITE AGREEMENT

Reference is made to the announcement of the Company dated 13 November 2008 where the Company announced that the Company had entered into the Tripartite Agreement with CMCC and TieTong on 13 November 2008, pursuant to which the rights and obligations of CMCC under a series of interconnection settlement agreements entered into between CMCC and TieTong from January 2002 to December 2007 were transferred to the Company. Such interconnection settlement agreements regulate the interconnection of the networks of CMCC and TieTong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. The Tripartite Agreement shall expire on 31 December 2009, and unless the parties agree otherwise, the Tripartite Agreement shall automatically be renewed for periods of one year. In view of the expiration of the Tripartite Agreement on 31 December 2009, the parties have agreed to renew the Tripartite Agreement on 6 November 2009 for a term of one year commencing on 1 January 2010.

Settlement payments are made on a monthly basis in cash. Details of the interconnection settlement arrangements between the Company and TieTong under the Tripartite Agreement are set out below:

1.	For local network calls and long distance calls between GSM mobile call subscribers of the Company and trunk call subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute;

2.	For IP phone inter-network calls, TieTong makes a settlement payment to the Company at different rates of RMB0.06, RMB0.54 or RMB0.64 per minute, depending on the location where the calls are routed into the network of the Company;

3.	For calls from subscribers of the Company to 102199 voice mailbox or 10261/10262 Call Centre of TieTong, the Company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

4.	For the use of TieTong’s debit cards by subscribers of the Company and the use of certain specific numbers (such as 17995 and 17996) by the subscribers of TieTong to make calls to the subscribers of the Company, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

5.	In respect of IDD call service, 197 long distance call service and 197300 debit card call service, TieTong makes a settlement payment to the Company at different rates of RMB0.06, RMB0.54 or RMB0.64 per minute, depending on the location of the calling party and the location where the incoming calls route into the network.

The aggregate settlement payments made by CMCC to TieTong for the years ended 31 December 2006, 2007 and 2008 were RMB376.09 million (equivalent to approximately HK$426.97 million), RMB452.36 million (equivalent to approximately HK$513.55 million) and RMB232 million (equivalent to approximately HK$263.38 million), respectively, and the aggregate settlement payments made by TieTong to CMCC for the years ended 31 December 2006, 2007 and 2008 were RMB306.26 million (equivalent to approximately HK$347.69 million), RMB383.25 million (equivalent to approximately HK$435.09 million) and RMB193 million (equivalent to approximately HK$219.11 million), respectively. The aggregate settlement charges payable and receivable by the Company under the Tripartite Agreement for the year ended 31 December 2008 were RMB216 million (equivalent to approximately HK$245.22 million) and RMB183 million (equivalent to approximately HK$207.76 million), respectively. For the period from 1 January 2009 to 30 September 2009, the aggregate settlement charges payable and receivable by the Company under the Tripartite Agreement were RMB354 million (equivalent to approximately HK$401.89 million) and RMB318 million (equivalent to approximately HK$361.02 million), respectively.

Based on the historical level of the settlement payments made by TieTong to the Company, the aggregate amount of settlement charges receivable by the Company from TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2010 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

Based on the historical level of the settlement payments made by the Company to TieTong and taking into account the actual and anticipated subscriber base and voice usage volume of the Company, it is expected that the aggregate amount of settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2010 will not exceed RMB480 million (equivalent to approximately HK$545 million). Accordingly, this amount is set as the annual cap for the settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2010.

The Directors (including independent non-executive Directors) are of the view that the Tripartite Agreement has been renewed with its existing terms and the transactions under the Tripartite Agreement (as renewed) are in the ordinary and usual course of business of the Company and the terms of the Tripartite Agreement (as renewed) reflect normal commercial terms. The Directors are also of the view that the terms of, and the proposed annual cap for, the Tripartite Agreement (as renewed) are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

RENEWAL OF THE NETWORK CAPACITY LEASING AGREEMENT

Reference is made to the announcement of the Company dated 29 December 2008 where the Company announced that, in preparation for the TD-SCDMA business and to better utilise the resources of CMCC, the Company had entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008, pursuant to which the Company and its operating subsidiaries lease the TD-SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Leasing Fees”) to CMCC. The term of the Network Capacity Leasing Agreement is one year commencing from 1 January 2009. Unless the parties agree otherwise, the Network Capacity Leasing Agreement shall automatically be renewed for periods of one year. In view of the expiration of the Network Capacity Leasing Agreement on 31 December 2009, the parties have agreed to renew the Network Capacity Leasing Agreement on 6 November 2009 for a term of one year commencing on 1 January 2010.

The Leasing Fees are payable on a monthly basis in cash. The Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Leasing Fees shall be calculated using the following formula:

Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period x the average usage of the TD-SCDMA network during the period;

the costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

the average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the operating subsidiaries.

The annual cap for the transaction contemplated under the Network Capacity Leasing Agreement for the year ending 31 December 2009 is RMB1,000 million (equivalent to approximately HK$1,135.28 million). For the period from 1 January 2009 to 30 September 2009, the Leasing Fees payable by the Company to CMCC amounted to RMB117 million (equivalent to approximately HK$132.83 million).

At the beginning of 2009, the Group commenced operations of the TD-SCDMA business using the TD Network Capacity of CMCC. As the deployment and improvements to the TD-SCDMA network continue, the Group will actively develop and promote the TD-SCDMA business and it is anticipated that the subscribers of the TD-SCDMA business will have a substantial growth. Any growth in the TD-SCDMA business will necessarily result in an increase in the average usage of the TD-SCDMA network. Based on the formula for calculating the Leasing Fees, any increase in the average usage of the TD-SCDMA network will in turn result in an increase in the Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement.

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2010 is expected not to exceed RMB2,000 million (equivalent to approximately HK$2,271 million). Accordingly, this amount is set as the annual cap for the transaction contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2010.

The Directors (including independent non-executive Directors) are of the view that the Network Capacity Leasing Agreement has been renewed with its existing terms and the transaction under the Network Capacity Leasing Agreement (as renewed) is in the ordinary and usual course of business of the Company and the terms of the Network Capacity Leasing Agreement (as renewed) reflect normal commercial terms. The Directors are also of the view that the terms of, and the proposed annual cap for, the Network Capacity Leasing Agreement (as renewed) are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

The transactions under the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) are carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of each of the annual caps for the amount payable by the Company under the Telecommunications Services Cooperation Agreement, the amount payable by the Company under the Tripartite Agreement (as renewed) and the Leasing Fees payable by the Company under the Network Capacity Leasing Agreement (as renewed) are on an annual basis, above 0.1% but below 2.5%, the transactions contemplated under each of the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) are subject to the reporting and announcement requirements only and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

Details of the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other prior transactions with CMCC or TieTong (as the case may be) and their respective associates which required aggregation with the Telecommunications Services Cooperation Agreement, the Tripartite Agreement (as renewed) and the Network Capacity Leasing Agreement (as renewed) under Rule 14A.25 of the Listing Rules.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in China.

TieTong is a fixed-line telecommunications operator in China.

The Group is the leading mobile telecommunications services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contain translations between Renminbi and Hong Kong dollars at HK$1 = RMB0.880843. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 6 November 2009

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive Directors and Mr. Nicholas Johnathan Read as a non-executive Director.